February 3, 2006

Yolanda Crittendon
Staff Accountant
United States Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549


                  Cyberads, Inc.
                  Form 10-KSB for year ended December 31, 2004
                  Forms 10-QSB for the fiscal quarters ended March 31, 2005; June 30, 2005; and September 30, 2005.

Dear Ms. Crittendon:

         This letter is in response to our telephone conversation of February 1, 2006 during which you requested certain representations from the registrant regarding the capital stock transactions reflected in Notes 10 to the financials statements contained in the following reports:

         o        Form 10-KB for the year ended December 31, 2004;
         o        Forms 10-QSB for the fiscal quarters ended March 31, 2005;
                  June 30, 2005; and September 30, 2005.

         The registrant hereby advises that, in all future capital stock transactions whereby the registrant's equity securities are issued in payment of consulting and advisory services, the transaction will be accounted for as a liability and not an equity transaction. Furthermore, the liability so created will be based on the value of the services provided, not the price of the equity securities issued. The method of accounting for the previously reported capital stock transactions will not be the method used in future reports.

         You advised us that based upon the foregoing representations, the registrant will not be required to amend its financial statements for the periods covered by the referenced reports.

Yolanda Crittendon
Staff Accountant
United States Securities & Exchange Commission
February 3, 2006
Page 2



         The registrant acknowledges that:

         o the registrant is responsible for the adequacy and accuracy of the disclosures in the filings;

         o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and

         o the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you require any further information, or if this letter does not correctly reflect the substance of our telephone conversation, please advise


                                                Very truly yours,

                                                /s/ ROBERT C. LASKOWSKI

                                                Robert C. Laskowski

/rcl